UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ForeverGreen Worldwide Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

34630A 10 4

(CUSIP Number)

Ronald K. Williams, President

ForeverGreen Worldwide Corporation

972 North 1430 West, Orem, Utah 84057

               (801) 655-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box [   ]

Cusip No.   34630A 10 4

1.     Name of Reporting Persons:   Ronald Williams

2. Check the Appropriate Box If a Member of a Group	(a) [ ] (b) [ ]

3.     SEC Use Only

4.     Source of Funds: OO and PF

5.     Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6.     Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,139,395
8. Shared Voting Power 0
9. Sole Dispositive Power 2,139,395
10. Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person            2,139,395

12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.     Percent of Class Represented by Amount in Row (11)        15.3%

14.     Type of Reporting Person     IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.001, of ForeverGreen Worldwide Corporation, a Nevada corporation.  The principal executive offices are located at 972 North 1430 West, Orem, Utah 84057.

Item 2.  Identity and Background

This statement is filed by Ronald K. Williams, President of  ForeverGreen Worldwide Corporation.  His business address is  972 North 1430 West, Orem, Utah 84057.  During the last five years Mr. Williams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

In December 2006 the ForeverGreen Worldwide Corporation, formerly Whole Living, Inc. agreed to acquire
ForeverGreen International LLC.   Mr. Williams was a member of ForeverGreen International LLC.   As a result of
this transaction, on February 15, 2007, Mr. Williams acquired 1,139,395 shares of common stock of ForeverGreen
Worldwide Corporation.

Item 4.  Purpose of Transaction

The purpose of the transaction was to complete the acquisition of ForeverGreen International LLC by ForeverGreen
Worldwide Corporation, formerly Whole Living, Inc.

Item 5.  Interest in Securities of the Issuer

Mr. Williams is an executive officer and director of ForeverGreen Worldwide Corporation.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Williams is not a party to any contract, arrangement, understanding or relationship related to the securities of
ForeverGreen Worldwide Corporation that is required to be disclosed by Item 6 of Schedule 13D.

Item 7.  Materials to Be Filed as Exhibits

99.1

Share Exchange Agreement between Whole Living and ForeverGreen International, LLC, dated December
14, 2006 (Incorporated by reference to exhibit 2.1 for Form 8-K, as amended, filed by Whole Living, Inc.
December 18, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date   2-26-07

/s/ Ronald K. Williams

Ronald K. Williams

President

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C, 1001)